UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hertz Global Holdings, Inc. – File No. 001-37665
The Hertz Corporation – File No. 001-07541

CF#36976

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Hertz Global Holdings, Inc. and The Hertz Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2018.

Based on representations by Hertz Global Holdings, Inc. and The Hertz Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.17.2   through September 25, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary